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Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
ARTICLES OF INCORPORATION OF
ANDRESMIN GOLD CORPORATION

      I, the undersigned Ian Brodie, Director of Andresmin Gold Corporation(the “Corporation”), do hereby certify that the Board of Directors of said Corporation at a meeting duly convened held on the 1st day of October, 2004, adopted a resolution to amend the original articles as follows:

          FIRST: The name of the corporation is Andresmin Gold Corporation.

          SECOND:  The Articles of Incorporation, as currently in effect and as heretofore amended and restated, are hereby amended as follows:

          Article Four of the Articles of Incorporation is hereby amended to read in its entirety as follows:

“ARTICLE FOUR.    (Capital Stock)  The corporation shall have authority to issue an aggregate of ONE HUNDRED AND TEN MILLION (110,000,000) shares of stock, par value ONE MILL ($0.001) per share divided into two (2) classes of stock as follows for a total capitalization of ONE HUNDRED AND TEN THOUSAND DOLLARS ($110,000).

(A)         NON-ASSESSABLE COMMON STOCK:  ONE HUNDRED MILLION (100,000,000) shares of Common Stock, Par Value ONE MILL ($0.001) per share, and

(B)         PREFERRED STOCK:  TEN MILLION (10,000,000) shares of Preferred Stock, Par Value ONE MILL ($0.001) per share

All capital stock when issued shall be fully paid and non-assessable.  No holder of shares of capital stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock, or any other securities, which the corporation may now or hereafter be authorized to issue.

The corporation’s capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

Holders of the corporation’s Common Stock shall not possess cumulative voting rights at any shareholders meetings called for the purpose of electing a Board of Directors or on other matters brought before stockholders meetings, whether they be annual or special.”

          THIRD:  The purpose of the amendment to Article Four is to give effect to a 1:3 forward stock split of the Corporation's Common Stock (the “Forward Stock Split”) while maintaining the authorized capital of the Corporation as in effect prior to the effectiveness of the Forward Stock Split.

IN WITNESS WHEREOF, Andresmin Gold Corporation has caused these presents to be signed in its name and on its behalf by Ian Brodie, its Director on this 1st day

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of October, 2004, and its Director acknowledges that this Certificate of Amendment is the act and deed of Andresmin Gold Corporation, and, under the penalties of perjury, that the matters and facts set forth herein with respect to authorization and approval are true in all material respects to the best of his knowledge, information and belief.

                                                                                                ANDRESMIN GOLD CORPORATION

                                                                                                By:__/s/ Ian Brodie_______
                                                                                                        Ian Brodie, Director